02045614

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTIONS 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

MAGNETEK UNIONIZED EMPLOYEE SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MAGNETEK, INC.
10900 Wilshire Boulevard
Los Angeles, CA 90024

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Administrative Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized:

MAGNETEK UNIONIZED EMPLOYEE SAVINGS PLAN

By: John P. Colling, Jr.

John P. Colling, Jr.

Date: June 28, 2002

Exhibit 23

Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-34834) pertaining to the Magnetek Unionized Employee Savings Plan of our report dated June 25, 2002, with respect to the financial statements and schedule of the Magnetek Unionized Employee Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2001.

Ernst & Young LLP

Nashville, Tennessee
June 25, 2002

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

MagneTek Unionized Employee Savings Plan

Years ended December 31, 2001 and 2000 with Report of Independent Auditors

MagneTek Unionized Employee Savings Plan

Audited Financial Statements and Supplemental Schedule

Years ended December 31, 2001 and 2000

Contents

Report of Independent Auditors....1

Audited Financial Statements

Statements of Net Assets Available for Benefits....2
Statements of Changes in Net Assets Available for Benefits....3
Notes to Financial Statements....4

Supplemental Schedule

Schedule of Assets (Held at End of Year)....9

Report of Independent Auditors

The Savings Plan Committee
MagneTek, Inc.

We have audited the accompanying statements of net assets available for benefits of the MagneTek Unionized Employee Savings Plan as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2001 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

/s/ Ernst & Young LLP

Nashville, Tennessee
June 25, 2002

MagneTek Unionized Employee Savings Plan

Statements of Net Assets Available for Benefits

	December 31	
	2001	**2000**
Assets		
Investments, at fair value	**$ 650,372**	$ 1,781,959
Accrued income	**2,333**	1,471
Net assets available for benefits	**$ 652,705**	$ 1,783,430

See accompanying notes.

MagneTek Unionized Employee Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year ended December 31	
	2001	**2000**
Additions		
Interest and dividend income	**$ 14,840**	$ 18,782
Participant contributions	**64,072**	134,299
Total additions	**78,912**	153,081
Deductions		
Benefits paid to participants	**493,067**	212,122
Administrative expenses	**19,340**	10,768
Transfers out of the Plan	**464,042**	–
Total deductions	**976,449**	222,890
Net depreciation in fair value of investments	**(233,188)**	(9,247)
Net decrease	**(1,130,725)**	(79,056)
Net assets available for benefits:		
Beginning of year	**1,783,430**	1,862,486
End of year	**$ 652,705**	$ 1,783,430

See accompanying notes.

MagneTek Unionized Employee Savings Plan

Notes to Financial Statements

December 31, 2001

1. Description of the Plan

The following description of the MagneTek Unionized Employee Savings Plan (the "Plan") provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering all regular employees of MagneTek, Inc. (the "Company") who are eligible under a collective bargaining agreement and have completed a minimum of sixty days of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year, participants may contribute up to 16% of eligible pre-tax annual compensation and up to 10% of eligible after-tax annual compensation, as defined in the Plan. Total contributions may not exceed 20% of eligible compensation. All contributions to the Plan are fully vested and are nonforfeitable at all times.

The provisions of the Plan do not provide for contributions from the Company.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of Plan earnings, and is charged with an allocation of trustee fees. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon.

1. Description of the Plan (continued)

Payment of Benefits

Participants may withdraw all or part of their after-tax contributions or earnings thereon only once in any 12-month period. In the event of financial hardship, there are provisions, subject to limitations, which will permit an active participant to withdraw before-tax contributions and related earnings.

If a participant's employment is terminated due to death, disability, or retirement, the participant or his/her beneficiary is entitled to a distribution of the entire balance in his/her account.

Participant Loans

Participants may borrow from their fund accounts a minimum of $250 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balances. Loan repayment terms may be for a period not to exceed five years. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the plan administrator. Principal and interest are paid ratably through payroll deductions.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan at any time subject to the provisions of ERISA. In the event the Plan is terminated, participants shall be entitled to receive full distribution of the balances in their accounts.

Administrative Expenses

Administrative expenses paid by the Company include, but are not limited to, legal and accounting expenses. Fees paid to Merrill Lynch Trust Company (the "Trustee") are paid by the Plan.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

The Plan's investments in the common/collective trust funds are stated at fair value as determined by the quoted redemption price on the last business day of the Plan year as established by the Trustee. Magnetek stock and mutual funds are stated at fair value based on quoted market prices. Participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

During 2001 and 2000, the Plan's investments (including investments purchased, sold as well as held during the year) appreciated/(depreciated) in fair value as determined by quoted market prices by $(233,188) and $(9,247), respectively, as follows:

	Year Ended December 31	
	2001	**2000**
Common/Collective Trust Funds	**$ (149,238)**	$ (35,570)
Mutual Funds	**(58,946)**	(4,826)
Magnetek Stock Fund	**(25,004)**	31,149
	$ (233,188)	$ (9,247)

3. Investments (continued)

Investments that represent 5% or more of fair value of the Plan's net assets are as follows:

	December 31	
	2001	**2000**
Merrill Lynch Trust Company:		
Interest Bearing Cash Funds	**$ 650,372**	$ *
Income Accumulation Fund	*	322,781
S&P Midcap Stock Fund	*	246,192
S&P 500 Stock Fund	*	413,138
Lifepath 2020 Fund	*	101,660
Fidelity Magellan Fund	*	363,014

*Investment was not 5% of net assets

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated July 25, 1996 stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. The Plan has been restated since receiving the determination letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore, believes that the Plan, as restated, is qualified and the related trust is tax exempt.

5. Transactions with Parties-in-Interest

Transactions with parties-in-interest include purchases and sales of assets through the Trustee, the Plan's investment in MagneTek common stock and fees paid to the Trustee.

6. Plan Transfers

During 2001, the Company sold its standard drive business, lighting business and transformer business. In connection with the sales, the buyers assumed obligations of the Plan related to those employees that were employed by the operations that were sold. Accordingly, the Plan transferred approximately $77,826 to benefit plans sponsored by the buyers during June 2001.

Also, certain participants changed positions within the Company and were no longer eligible to participate in the Plan. These participants account balances were transferred to the FlexCare Plan. The amount of the transfer was $386,216.

7. Plan Merge

Effective January 1, 2002, the Plan was merged into the Magnetek FlexCare Plus Retirement Savings Plan (FlexCare Plan). Each Plan participant shall have an account balance in the FlexCare Plan equal to the participant's account balance prior to the merge.

8. Difference Between Financial Statements and Form 5500

The following is a reconciliation to Form 5500 of net assets available for benefits as of December 31, 2001, according to the financial statements:

Net assets available for benefits per the financial statements	$ 652,705
Transfer to other plan per Form 5500	(652,705)
Net assets available for benefits per Form 5500	$ –

The net assets available for benefits in the financial statements differ from the net assets available for benefits in the Form 5500 due to the merger of the Plan with the FlexCare Plan effective January 1, 2002. The accompanying financial statements reflect net assets available for benefits just prior to the merger, whereas the Form 5500 reflects the net assets available for benefits just subsequent to the merger.

Supplemental Schedule

MagneTek Unionized Employee Savings Plan
EIN: 95-3917584 Plan: 021
Schedule H, Line 4i
Schedule of Assets (Held at End of Year)

December 31, 2001

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e)Current Value
*	Merrill Lynch Trust Company	Interest bearing cash	$ 650,372
			$ 650,372

*Indicates party-in-interest to the Plan
Note: Column (d) is not presented since all investments are participant directed.